Exhibit 12

THE BEAR STEARNS COMPANIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except for ratio)

	Fiscal Year Ended November 30, 2005	Fiscal Year Ended November 30, 2004	Fiscal Year Ended November 30, 2003	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001

Earnings before taxes
on income	$2,207,059	$2,022,154	$1,772,269	$1,310,963	$934,444

Add: Fixed Charges
Interest	4,141,653	1,609,019	$1,400,953	1,762,580	3,793,998
Interest factor
in rents	44,723	37,143	$36,038	37,735	33,500

Total fixed charges	4,186,376	1,646,162	1,436,991	1,800,315	3,827,498

Earnings before fixed
charges and taxes on
income	$6,393,435	$3,668,316	$3,209,260	$3,111,278	$4,761,942

Preferred stock dividend requirements	36,711	42,214	48,084	53,142	59,074

Total combined fixed charges and preferred stock dividends	$4,223,087	$1,688,376	$1,485,075	$1,853,457	$3,886,572

Ratio of earnings to fixed charges	1.5	2.2	2.2	1.7	1.2

Ratio of earnings to combined fixed charges and
preferred stock dividends	1.5	2.2	2.2	1.7	1.2